New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

July 29, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20459

Attention:	Kate Maher
Russell Mancuso
Tara Harkins
Jay Webb

Re:   Penumbra, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 10, 2015

CIK No. 0001321732

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2015 (the “Comment Letter”) relating to the above-referenced amendment no. 1 to the draft registration statement on Form S-1 of the Company, confidentially submitted July 10, 2015 (the “Draft Registration Statement”). The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 8, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement.

2	July 29, 2015

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Prospectus Summary, page 1

1.	We note your response to prior comment 1. If your disclosure regarding “significantly lower overall costs” is supported by objective data regarding only a portion of your products, please revise to clarify the scope of the statement. If the statement applies to all of your products, please provide us additional objective support for that statement. Also, if some of your products are less cost effective than alternatives, please balance your disclosure to clarify.

RESPONSE: The Company has revised the disclosure on pages 1, 47 and 63 of the Revised Draft Registration Statement to refer to cost savings associated only with the products referred to in the four studies mentioned in the Company’s response letter to the Commission dated July 10, 2015. The Company supplementally advises the Staff that it is not aware of any study stating, and has no basis to believe, that its other products are less cost effective than alternatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.	We will continue to evaluate your response to prior comment 5 after you add the disclosure mentioned in that response.

RESPONSE: The Company acknowledges the Staff’s comment, and supplementally advises the Staff that it intends to include disclosure relating to the impact of seasonal variations in its next submission or filing of the Revised Draft Registration Statement, when it includes financial results for the six months ended June 30, 2014 and 2015 and a table of quarterly financial results.

3.	Please address that part of prior comment 8 that sought disclosure that indicates the extent of the impact of new product introductions during each of the periods presented. See Regulation S-K Item 303(a)(3)(iii).

RESPONSE: The Company has revised the disclosure on page 51 of the Revised Draft Registration Statement to describe the extent of the impact of new product introductions in the comparison of its financial results for the years ended December 31, 2013 and 2014. The Company supplementally advises the Staff that it will include a discussion of the extent of the impact of new product introductions for the comparison of its interim financial results in a subsequent submission or filing when it updates the Revised Draft Registration Statement to include interim financial statements for the six months ended June 30, 2014 and 2015.

4.	Please disclose the substance of the last two sentences of your response to prior comment 10 in your discussion of the relevant period’s results.

RESPONSE: The Company has revised the disclosure on page 50 of the Revised Draft Registration Statement in response to the Staff’s comment.

3	July 29, 2015

Business, page 63

5.	We note your response to prior comment 13. Please ensure that your disclosure makes clear in context the date of the cited studies, such as the ISAT study that you mention on page 67. Also ensure that you make clear which of the cited studies did not involve your products.

RESPONSE: The Company has revised the disclosure on pages 65, 67 and 78 of the Revised Draft Registration Statement to include the dates of all studies cited, and has clarified on pages 65 and 67 of the Revised Draft Registration Statement whether its products were or were not involved in the studies cited, where that fact is known. In some cases, the Company does not have access to raw study data and the published study results do not name specific products used, so in those instances the Company cannot state with certainty whether the study involved its products.

6.	Please expand your response to prior comment 13 to tell us whether each of the cited studies generated results that were statistically significant standing alone, not “compared to each other” as mentioned in your response; in this regard, the significance and limitations of the disclosed initial PRISM study results are unclear. Also, please tell us whether you are aware of any studies that reveal (1) any negative results or limitations of your products or (2) results from competitive products that are similar to or better than the results from your products disclosed in your prospectus; your response to prior comment 13 appears only to partially address these issues.

RESPONSE: The Company is providing for the Staff the following information with respect to the cited studies. The Company supplementally advises the Staff that it does not believe that this information is material to an investor’s analysis of the Company’s products, and has therefore not included this information in the Draft Registration Statement.

MR CLEAN

MR CLEAN was a randomized trial comparing intra-arterial treatment plus standard care (which could include IV thrombolysis) to standard care alone. The trial demonstrated statistical significance in favor of intra-arterial treatment for the primary outcome of functional independence at 90 days.

ESCAPE

ESCAPE was a randomized trial comparing endovascular treatment with the use of available throbectomy devices plus standard care (which could include IV thrombolysis) to standard care alone. The trial demonstrated statistical significance in favor of the endovascular treatment group for the primary outcome of functional independence at 90 days.

SWIFT PRIME

SWIFT PRIME was a randomized trial comparing IV tPA alone to IV tPA plus endovascular thombectomy with a stent retriever. The trial demonstrated statistical significance in favor of the endovascular thrombectomy group for the primary outcome of functional independence at 90 days.

EXTEND-IA

EXTEND-IA was a randomized trial comparing IV alteplase alone to IV alteplase plus endovascular

4	July 29, 2015

thombectomy with Solitaire FR. The trial demonstrated statistical significance in favor of the endovascular thrombectomy group for the coprimary outcomes of reperfusion at 24 hours and early neurological improvement.

REVASCAT

REVASCAT was a randomized trial comparing endovascular treatment with the Solitiare stent retriever plus medical therapy (which could include IV alteplase) to medical therapy alone. The trial demonstrated statistical significance in favor of the endovascular treatment group for the primary outcome of reduction of severity of disability at 90 days.

THRACE

THRACE was a randomized trial comparing IV tPA alone to IV tPA plus intra-arterial mechanical thombectomy. The trial demonstrated statistical significance in favor of the intra-arterial mechanical thrombectomy group for the primary outcome of functional independence at 90 days. The final results are not yet published, but the trial was reported at the ESOC conference in Glasgow, Scotland on April 17, 2015.

THERAPY

THERAPY was a randomized trial comparing IV tPA alone to IV tPA plus the Penumbra System. The trial was halted early and demonstrated a trend in favor the primary outcome of functional independence at 90 days. The pre-specified per-protocol analysis demonstrated statistical significance in favor of IV tPA plus the Penumbra System. The final results are not yet published, but the trial was reported at the ESOC conference in Glasgow, Scotland on April 17, 2015.

ISAT

ISAT was a randomized trial comparing neurosurgical clipping versus endovascular coiling in patients with ruptured intracranial aneurysms. The trial demonstrated statistical significance in favor of endovascular coiling for the primary outcome of survival free of disability at one year.

The Penumbra Pivotal Stroke Trial

The Penumbra Pivotal Stroke Trial was a prospective, single-arm, multicenter trial that assessed the safety and effectiveness of the original Penumbra System. The publication discusses that safety and effectiveness of the Penumbra System for revascularization in acute stroke patients were favorable when compared to the published results from the MERCI device and other established or developmental therapies for acute ischemic stroke. The trial did not have an active comparator and therefore statistical significance was not assessed.

Kass-Hout, T, et al; Clinical, angiographic, and radiographic outcome differences among mechanical thrombectomy devices: initial experience of a large-volume center

This publication was a retrospective analysis of consecutive stroke patients treated at a single center.

5	July 29, 2015

The publication compares the MERCI device, stent retrievers, and the Penumbra System. The publication concluded statistical significance in favor of the stent retriever and the Penumbra System over the MERCI device in achieving higher rates of revascularization and better outcomes.

Humphries, W, et al; Distal aspiration with retrievable stent assisted thrombectomy for the treatment of ischemic stroke

This publication was a multi-center retrospective analysis of consecutive stroke patients treated at six institutions with a combination of local aspiration and stent retrievers. The conclusion of the publication states that the combination of local aspiration and stent retrievers resulted in highly effective revascularization. The publication did not have an active comparator and therefore statistical significance was not assessed.

ADAPT FAST

ADAPT FAST was a prospective multi-center analysis of stroke patients treated at six institutions with a direct aspiration first pass technique (ADAPT). The conclusion of the publication states that this multi-center series supports the conclusion that in comparison with modern thrombectomy techniques, ADAPT is a fast, simple, efficient, and safe strategy to achieve revascularization. This study had no active comparator to assess statistical significance but did compare results with other published data.

Mascitelli, Patel, et al; Analysis of early angiographic outcome using large diameter coils in comparison with standard coils in the embolization of cerebral aneurysms: a retrospective review

This publication was a retrospective single center analysis of embolization with Penumbra PC400 coils compared to equally matched controls of embolization with standard coils. This analysis reported statistical significance in favor of Penumbra PC400 coils in the ability to achieve higher packing density, fewer coils per procedure, and shorter procedural time.

Milburn, et al; Initial experience using the Penumbra coil 400: comparison of aneurysm packing, cost effectiveness, and coil efficiency

This publication was a retrospective single operator analysis of embolization with Penumbra PC400 coils compared to standard coils. This analysis reported statistical significance in favor of Penumbra PC400 coils compared to Orbit and Galaxy coils with regard to higher packing density and lower number of coils per aneurysm. The authors report that these results imply significant coil cost saving using the Penumbra Coil compared with Orbit and Galaxy coils.

PRISM

The PRISM study was a multi-center retrospective study assessing the safety and effectiveness of the Indigo System in patients with peripheral or visceral artery occlusion. The conclusion of the interim results presentation states that the early experience with the Penumbra Indigo System shows promising results with safe and effective mechanical thrombo-embolectomy in the peripheral arterial

6	July 29, 2015

vasculature. The study does not have an active comparator and therefore statistical significance is not assessed. The final results are not yet published, but the interim results of the study were reported at the ISET conference on January 28, 2015.

The Company is not aware of any clinical studies that reveal (1) any negative results or limitations of its products or (2) results from competitive products that are similar to or better than the results of its products disclosed in the Draft Registration Statement.

Government Regulation, page 87

7.	Please revise your disclosure added in response to prior comment 17 to clarify which of the “key products” that you mention on page 71 are the “core products” that you mention on page 85 as having been cleared for sale.

RESPONSE: The Company has revised the disclosure on page 85 of the Revised Draft Registration Statement in response to the Staff’s comment.

Underwriting, page 122

8.	Please expand your response to prior comment 23 to cite with specificity all authority on which you rely to conclude that an entity that engages in the activities mentioned in the paragraph at the bottom of page 122 and in the Perella engagement letter is not directly or indirectly participating in the offering per Section 2(a)(11) of the Securities Act.

RESPONSE: The Company respectfully submits to the Staff that Perella Weinberg Partners LP (“PWP”) should not be considered an “underwriter” under Section 2(a)(11) for purposes of the offering pursuant to the Draft Registration Statement.

Section 2(a)(11) and Related Interpretative Guidance

Under Section 2(a)(11) (“Section 2(a)(11)”) of the Securities Act of 1933, as amended (the “Securities Act”), the term “underwriter” means any person who:

1.	has purchased from an issuer with a view to the distribution of any security,

2.	offers or sells for an issuer in connection with the distribution of any security,

3.	participates or has a direct or indirect participation in any such undertaking, or

4.	participates or has a participation in the direct or indirect underwriting of any such undertaking.

The four subcategories above refer to the types of underwriting prevalent in 1933 and made known to Congress in its hearings.1 Subcategory (1) refers to a “firm commitment” underwriting and subcategory (2) refers to a “best efforts” underwriting.2 The House report refers to subcategories (3) and (4) above as follows:

“The definition of underwriter is also broad enough to include two other groups of persons who perform functions, similar in character, in the distribution of a large issue. The first of these groups may be designated as the underwriters of the underwriter, a group who, for a commission, agree to take over pro rata the underwriting risk assumed by the first underwriter. The second group may be termed participants in the underwriting or outright purchase, who may or may not be formal parties to the underwriting contract, but who are given a certain share or interest therein.”3

An “underwriter of the underwriter” exists where the issuer arranged for a third person to “stand by” the primary underwriters, agreeing to “participate” in the offering by purchasing the securities that the underwriters were unable to distribute.4 Further, subcategory (4) was “drafted to capture persons whom the underwriters did not include in the syndicate but were afforded the opportunity to participate in the ‘undertaking’ by being given a certain share or interest therein.”5 The House report also stated that “[t]he test is one of participating in the underwriting undertaking rather than that of a mere interest in it.”6

The Second Circuit recently concluded that “common to all categories of persons identified as ‘underwriters’ by the plain language of [Section 2(a)(11)] is activity related to the actual distribution of securities,” and that “the text, case law, legislative history, and purpose of the statute demonstrate that Congress intended the participation clause of the underwriter definition to reach those who participate in purchasing securities with a view towards distribution, or in offering or selling securities for an issuer in connection with a distribution, but not further.”7

The Company further notes that “[t]he term ‘underwriter’ is defined not with reference to the particular person’s general business but on the basis of his relationship to the particular offering…Any person who performs one of the specified functions in relation to the offering is a statutory underwriter.”8

Services Rendered or to be Rendered by PWP

The Company notes for the Staff that the services to be rendered by PWP to the Company pursuant to its engagement letter with PWP (the “Engagement Letter”), which was supplementally provided to the Staff with the Company’s response letter dated July 10, 2015, includes: (a) reviewing the business and operations of the Company and its historical and projected financial condition; (b) performing an independent financial valuation analysis; (c) assisting the Company in its review of potential financing alternatives; (d) assisting the Company in presenting financing alternatives, execution considerations and valuation analyses to the Company’s board of directors; (e) assisting in drafting the positioning and investment thesis for the Company; (f) assisting the Company in identifying appropriate underwriters for an IPO syndicate; (g) assisting the Company in negotiating the economic terms with such underwriters and/or pre-IPO investors; (h) assisting the Company in coordinating diligence sessions for underwriters; and (i) assisting the Company in crafting an appropriate aftermarket trading, investor relations and monetization strategy.

Accordingly, the Company respectfully submits to the Staff that PWP is not acting as an “underwriter” within the meaning of Section 2(a)(11) with respect to the offering pursuant to the Draft Registration Statement. PWP will neither (1) purchase any securities from the Company in this offering with a view to distribute such securities nor (2) offer or sell any securities for the Company in this offering in connection with the distribution of such securities. Furthermore, PWP will not “participate,” in the distribution of the Company’s securities in this offering by virtue of its advisory services to the Company. PWP will not be marketing securities to the public nor will it be engaging in distribution-type activities that are commonly associated with the underwriting of securities offerings. PWP has not identified, met with or solicited any investors and will not engage in such activities in connection with the offering. In addition, it has not entered into an underwriting agreement or placement agency agreement with the Company, nor has it agreed to act in those roles. PWP will not act as an “underwriter of the underwriters,” nor will the underwriters afford PWP the opportunity to participate in the distribution “undertaking” by being given a share or interest therein. Furthermore, PWP has not undertaken and will not undertake any underwriting risk. PWP’s engagement letter is only with the Company and not with any of the underwriters. The Company will enter into an underwriting agreement in customary form with the underwriters once the offering is priced, to which PWP will not be a party. PWP also will not be a party to any informal or non-contractual arrangements with any underwriters or purchasers for the purchase, distribution or placement of the securities in the offering. Finally, it is not unusual for firms to provide the services described above in connection with securities offerings, and, to the Company’s knowledge, the Staff has not considered such firms acting in such capacity to be “underwriters” (see, e.g., Apollo Global Management, LLC, Registration Statement on Form S-1, File No. 333-150141; Markit Ltd., Registration Statement on Form F-1, File No. 333-195687; Five Below, Inc., Registration Statement on Form S-1, File No. 333-188578; and Camco Financial Corporation, Registration Statement on Form S-1, File No. 333-182719).

In light of the foregoing, the Company does not believe that PWP’s role in advising the Company will involve the performance of any substantial functions in the management of the distribution, and therefore PWP should not be considered an “underwriter” under Section 2(a)(11).

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[1]	The Securities Law of Public Finance, Fippinger, Rel. #2, 8/13, p. 7-6.
[2]	Id.
[3]	H.R. Rep. No. 85, 73d Cong., 1st Sess. 13 (1933).
[4]	Supra Note 1.
[5]	Id. at 7-6 to 7-7.
[6]	H.R. Rep. No. 152, 73d Cong., 1st Sess. 24 (1933).
[7]	In re Lehman Brothers Mortgage-Backed Securities Litigation, 650 F.3d 167, 182 (2d Cir. 2011).
[8]	In re Laser Arms Corp. Sec. Litig., 794 F. Supp. 475, 484 (S.D.N.Y. 1989) (citing L. Loss, The Fundamentals of Securities Regulation, at 277-78 (1983) (emphasis supplied by court)).

7	July 29, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	Adam Elsesser (Penumbra, Inc.)

Sri Kosaraju (Penumbra, Inc.)

Bob Evans (Penumbra, Inc.)

Rezwan D. Pavri (Goodwin Procter LLP)